Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, November 22nd, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 15, 2018 to November 21, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15.11.2018	448,941	49.8141	22,363,592	XPAR
15.11.2018	118,964	49.8248	5,927,358	CHIX
15.11.2018	39,994	49.8103	1,992,113	TRQX
15.11.2018	40,215	49.8149	2,003,306	BATE
16.11.2018	571,843	50.1679	28,688,162	XPAR
16.11.2018	134,147	50.1563	6,728,317	CHIX
16.11.2018	47,500	50.1890	2,383,978	TRQX
16.11.2018	46,265	50.1879	2,321,943	BATE
19.11.2018	629,230	49.7738	31,319,168	XPAR
19.11.2018	96,461	49.7953	4,803,304	CHIX
19.11.2018	45,191	49.7871	2,249,929	TRQX
19.11.2018	50,040	49.7820	2,491,091	BATE
20.11.2018	746,073	49.2618	36,752,899	XPAR
20.11.2018	150,208	49.2186	7,393,027	CHIX
20.11.2018	47,597	49.2461	2,343,967	TRQX
20.11.2018	47,541	49.2364	2,340,748	BATE
21.11.2018	478,730	49.1355	23,522,638	XPAR
21.11.2018	84,141	49.1313	4,133,957	CHIX
21.11.2018	40,000	49.1436	1,965,744	TRQX
21.11.2018	40,000	49.1447	1,965,788	BATE
Total	3,903,081	49.6252	193,691,029

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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